

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

> **Re:** **EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended December 6, 2010**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business History, page 3

1. We note your revisions in response to prior comment 2; however, it remains unclear why you state on page F-8 that your shareholders paid cash to the founder of the acquired company for his stock if the acquired company ceased to exist upon the effectiveness of the merger and therefore had no stock to purchase. If your major shareholders purchased the acquired company's stock before the merger, then it appears that you merged with a company owned by your major shareholders at the time of the merger, and you should revise your disclosure to make this clear and provide all disclosure required by Regulation S-K Item 404 regarding the acquisition from related persons.

Risk Factors, page 10

2.   We note your response to prior comment 3 and your added discussion of Political Calls,
        Inc. However, it remains unclear how this registration statement fully and clearly
        discloses your affiliates' historic relationships with reporting companies given that
        publicly available information reveals relationships with companies that are not
        mentioned in this registration statement. Please provide a complete discussion of your
        affiliates' relationships with reporting companies.

3.   You did not address the last sentence of prior comment 3; therefore, we reissue that
        sentence. As it appears registrants with little or no revenues with which your affiliates
        were associated often do not generate substantial revenue from the business that they
        initially disclosed, you should say so prominently at the beginning of your business
        description in this document. Such prominent disclosure should explain:

        o   the extent to which your affiliates typically transfer their ownership or control
            of their companies;

        o   the timing of that transfer relative to when the company begins generating
            substantial revenue or enters into a new business;

        o   the extent to which a transfer of control provides an incentive for those who
            were affiliates before the transfer to sell their shares;

        o   the potential material effect on the market price of the registrant's securities as
            a result of such sales;

        o   how your affiliates profit from their involvement with such registrants; and

        o   the risk that you will be found to be subject to Rule 419.

Affiliated Companies, page 27

4.   We note your response to prior comment 5. However, your disclosure continues to state
        that there is "No Change in Business Plan." Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.